Buenos Aires, September 13, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Event – Answer to enquiry made by the CNV about news article.

Dear Sirs:

I write to the Comisión Nacional de Valores (the “CNV”) and Mercado de Valores de Buenos Aires in my capacity as Responsible of Market Relations of Petrobras Argentina S.A. (‘Petrobras Argentina’ or the ‘Company’) regarding a note sent by the CNV related to a news article that mentions that a popular action before the Brazilian Federal Justice was initiated to try and annul the sale of assets pertaining to Petroleo Brasileiro S.A. in Argentina. The CNV requested the Company to make a statement about it.

In this regard, we inform the investing public that, even though the Company has a policy of not making statements regarding news articles which veracity cannot be established by itself, because of the CNV´s request, we inform that the Company has no knowledge of what it is said in the aforementioned news article and therefore cannot make any statement about the existence, rights or facts alluded therein. Furthermore, the Company has not been notified, nor would it be a defendant of the alleged judicial action and therefore is in no condition to make any statement regarding the veracity, content or substance of the information contained therein.

Sincerely,

María Agustina Montes

Responsible of Market Relations